Exhibit 99.4

102 CAPITAL GAINS AWARD AGREEMENT

THIS 102 CAPITAL GAINS AWARD AGREEMENT (this "Agreement") is made and entered into as of ______________, by and between Immune Pharmaceuticals Inc., a company registered under the laws of the State of Delaware (the "Company") and _________________ (the "Participant") (the Company and the Participant shall sometimes be referred to, each as a "Party" and collectively, as the "Parties").

WHEREAS:	Participant is an employee of the Company and/or a Related Company; and

WHEREAS:	the Company desires to grant Participant an award to purchase shares of common stock of the Company, and the Participant is interested in receiving such award, in accordance with and subject to the Israeli Appendix to Immune Pharmaceuticals (formerly, Epicept Corporation) 2005 Equity Incentive Plan, including all schedules and exhibit thereto, as may be amended from time to time (the "Appendix" and the "Plan" respectively) and this Agreement; and

WHEREAS:	the Parties intend that the provisions of the Ordinance, Section 102 and the Rules (as such terms are defined below) shall apply to the award granted and the Shares of Common Stock issued, as applicable, hereunder;

NOW, THEREFORE, the Parties agree as follows:

1.	Application of the Provisions of the Appendix

1.1.	Capitalized terms used herein and not otherwise defined shall have the meaning assigned to them in the Appendix.

1.2.	A copy of the Appendix, as previously adopted by the Committee and/or the Board, is attached hereto as Exhibit A. All of the provisions, conditions, limitations and declarations included and specified in the Appendix are hereby incorporated herein by reference and constitute an integral part of this Agreement and of the Participant's undertakings and obligations hereunder.

1.3.	Except and to the extent otherwise expressly provided herein, nothing in this Agreement shall derogate from the provisions of the Appendix and/or the Plan. In the event of contradiction between any of the provisions hereof and any provision of the Appendix, the terms of this Agreement shall prevail.

2.	Grant of Award; Vesting; Term

2.1.	Subject to terms of this Agreement and the Appendix, the Company hereby grants to the Trustee, on behalf of the Participant, an option to purchase ____________ Shares of Common Stock of the Company, par value USD 0.0001 each on February 3, 2014 (the "Shares of Common Stock", the "Award" and the "Grant Date", respectively).

2.2.	The Award is granted as an "approved issue" within the meaning of the Ordinance, under the "Capital Gains" route according to Section 102(b)(2) of the Ordinance. Accordingly, the Award is granted to the Trustee, on behalf of Participant, and the Shares of Common Stock issuable upon the exercise of the Award (the "Shares") will be issued in the name of the Trustee, shall be deposited with him, held by him and registered in his name, all as set forth and provided for in the Appendix and in this Agreement.

2.3.	The Exercise price of the Award is USD 2.38 per Share of Common Stock. The Exercise Price shall be paid on the date(s) of the exercise of the Award.

2.4.	The Award shall vest over a period of one (1) year, whereby 25% of the Shares shall vest at the end of each quarter, over the course of a one (1) year period commencing on the Grant Date.

2.5.	The term of the Award shall be ten (10) years from the date hereof, or such shorter period as is prescribed herein or in the Appendix (the "Term"). Vested portion(s) of the Award may be exercised during the Term, in whole or in part, by the Trustee on behalf and in favor of Participant, pursuant to Participant's instructions, provided that Participant shall have been continuously employed by the Company from the date hereof until each date of exercise.

2.6.	In the event that Participant's employment with the Company is terminated prior to the complete exercise of the Award, then the provisions of Section 8.2.6 of the Appendix shall apply.

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3.	Additional Documents

Without derogating from the provisions of the Appendix, Participant shall provide at the Company's request, without limitation, any certificate, declaration or other document and shall perform any act which the Company or the Trustee shall consider to be necessary or desirable pursuant to any law, whether local or foreign, in accordance with the provisions of Section 11 of the Appendix.

4.	Non Assignability; Lock-Up

4.1.	Participant's rights to: (a) receive and exercise the Award; (b) receive all or part of the Shares from the Trustee; (c) require that the Shares shall be registered in Participant's name; and/or (d) request that the Trustee sell Shares on Participant's behalf, are subject to the provisions of the Appendix and are personal and not transferable (other than pursuant to the laws of inheritance) without the prior written consent of the Company, which approval may be withheld at its absolute and sole discretion, and may not be made subject to any pledge, lien, attachment or other charge whether voluntary or by law.

4.2.	Without derogating from the above, the Shares shall not be transferable without the prior approval of the Company, which approval may be withheld at its absolute and sole discretion and in any event, only in accordance with the Articles of Association of the Company, as in effect from time to time.

4.3.	Without derogating from any provision contained herein or in the Appendix, Participant acknowledges and agrees that [she/he] is restricted from making any disposition of the Award or the Shares for a date of grant of the Award or a shorter period as approved by the tax authorities from time to time (the "Lock-up Period"). Participant further acknowledges and understands that the meaning of such restriction for the purposes of the tax authorities is that if Participant voluntarily sells (in accordance with the meaning of Section 102 and the Rules) the Award or the Shares before the end of the Lock-up Period, the Award or the Shares shall be subject to tax as ordinary income as per Sections 2(1) and 2(2) of the Ordinance and the other provisions of Section 102 and the Rules. Furthermore, all rights related to the Award or the Shares will be held by the Trustee until the end of the Lock-up Period, including, without limitation, bonus shares, and will be subject to the provisions of Section 102 and the Rules.

5.	Participant Representations, Warranties and Covenants

Without derogating from the provisions of the Appendix or this Agreement, Participant hereby represents, warrants, agrees and undertakes towards the Company, as follows:

5.1.	Participant has carefully read the Appendix, and acknowledges and agrees to all of the provisions, conditions, limitations, authorizations, declarations and commitments included therein, except to the extent otherwise expressly provided in this Agreement. The Participant’s participation in the Plan is voluntary.

5.2.	The Plan and the grant of the Awards and/or Shares under the Plan is discretionary in nature and occasional, and does not create any contractual or other right to receive future grants of Awards and/or Shares, or benefits in lieu even if Awards and/or Shares have been granted repeatedly in the past.

5.3.	Participant has knowledge of the Company and its activities, and is aware that the Company operates in a sophisticated, high-tech and high-risk sector, and that the market thereof is restricted and highly competitive, and that the exercise of the Award constitutes an economic risk. Participant undertakes that [she/he] shall not have any claim against the Company and/or any Related Company or any of their respective officers, directors, employees, shareholders or advisors if Participant's investment in the Shares shall fail or for the payment of any tax due or for any other reason.

5.4.	Participant acknowledges and agrees that no income or gain which the Participant may be credited with or which purports to be credited to the Participant as a result of the grant of the Award, the issue of the Shares, the transfer into the Participant's name thereof or the sale thereof or the repurchase thereof by the Company, if any, shall in any manner be taken into account in the calculation of the basis for the Participant's entitlements from the Company or any Related Company. In the event that the Company and/or any Related Company shall be required, pursuant to any law, to take into account any of such elements of income or gain, Participant shall promptly indemnify the Company and/or any Related Company against any liability or expense caused to it in this regard, and any such amount shall be deemed a debt of the Participant to the Company and/or any Related Company, which may be deducted or set off from any amounts payable to the Participant, subject to applicable law.

5.5.	Participant acknowledges that nothing in this Agreement and/or in the Appendix and/or in the Plan shall be interpreted as a commitment and/or an agreement by the Company and/or any Related Company to employ Participant, whether for a certain period or otherwise. Participant shall have no claim whatsoever against the Company and/or any Related Company (including, without limitation, any of their respective officers, directors or shareholders) with respect to the termination of Participant's employment, even if such termination causes the Award, in whole or in part, to expire and/or prevents Participant from exercising the Award in whole or in part and/or from receiving or retaining the Shares, or results in any loss due to any imposition of tax liability (including any early imposition) pursuant to applicable law.

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6.	Taxes; Indemnification of the Company and the Trustee

6.1.	Participant acknowledges and understands that the grant of the Award and the issue of the Shares, any repurchase of Shares by the Company, the execution of this Agreement and Participants participation in the Appendix may and shall have tax consequences to Participant, and that the Company is not able to ensure or represent to Participant the nature and extent of such tax consequences.

6.2.	Participant acknowledges and warrants that it is familiar with the terms and provisions of Section 102, and in particular Section 102(b)(2)- Capital Gain Route, and hereby accepts the Award and the Shares subject to all of the terms and provisions of Section 102(b)(2).

6.3.	Participant further represents and warrants that it wishes all issuances of Awards and/or Shares under the Plan be deposited with the Trustee and designates such deposit with the Trustee selected by the Company, who shall hold such Awards and/or Shares in accordance with the provisions of Section 102 of the Tax Ordinance.

6.4.	Participant further acknowledges and agrees that pursuant to the Appendix, Participant shall be liable to pay, and shall bear, all tax obligations, of every nature, including duties, fines and any other payment which may be imposed by the tax authorities, whether in Israel or abroad, and all expenses arising out of the Appendix, including every obligatory payment of whatever source (including without limitation social security, health tax, etc) with respect to the Award, the Shares (including, without limitation, upon the grant of the Award, the exercise of the Award, the issuance of the Shares, the sale of the Shares or the registration of the Shares in Participant's name) or dividends or any other benefit in respect thereof, and/or all other charges which may accrue to Participant, the Company, any Related Company and/or the Trustee in connection with the Appendix, the Award and/or the Shares, or any act or omission by Participant or the Company in connection therewith, or pursuant to any determination by the applicable tax or other authorities including, without limitation, any such payments required to be made by the Company as the result of any sale by Participant of any of the Shares.

6.5.	Participant hereby covenants to pay the Company and/or the Trustee promptly upon their first request in writing, any amount payable by Participant as set forth above or elsewhere herein or in the Appendix, and the Company and/or any Related Company and/or the Trustee shall be entitled (and/or obliged pursuant to applicable law), at their sole and absolute discretion, to deduct at source and set-off from all the payments due to the Participant, including dividends, consideration for the sale of shares or from any other source, any such amount.

Without derogating from the above, the Company (including any Related Company) and/or the Trustee may require, as a condition to the exercise of the Award and otherwise, that Participant pay, or otherwise make arrangements to the Company's satisfaction to guarantee the payment of, any taxes or other obligatory payments applicable to Participant pursuant to applicable law and the provisions of the Appendix.

6.6.	Participant hereby irrevocably waives any complaint and/or cause of action Participant has or shall have in the future against the Company and/or any Related Company, including, without limitation, any of their respective officers, directors or shareholders, and/or the Trustee, in any way connected to any taxation resulting from the grant of the Award, the exercise thereof, the transfer of Shares into Participant's name, the sale of Shares by Participant and/or by the Trustee and/or the repurchase of Shares by the Company and/or any other matter which is in any manner whatsoever connected to the Award, the Shares and/or the participation of Participant in the Appendix.

6.7.	In no event shall the Trustee or the Company's legal counsel be liable to the Company and/or the Participant and/or to any third party (including without limitation the income tax authorities and any other governmental or administrative authority, whether in Israel or abroad) or a purchaser of Shares from Participant (or the Trustee), with respect to any act which has been or which shall be carried out and/or any opinion which has been or shall be given in relation to the Appendix and any matter connected thereto or arising therefrom. The Company and/or any Related Company and the Participant covenant, upon signing this Agreement, that they will not make, and they each hereby waive, any and all claims against the Trustee and/or the Company's legal counsel as aforesaid and each of the Company, Related Company and the Participant expressly agree that if either shall make any claim against the Trustee or the Company's legal counsel the same shall then be entitled on the grounds of this Section alone to apply to the competent court for dismissal of the action against them with costs. The Company covenants and agrees that if a claim is brought by any third party against the Trustee, or the Company's legal counsel, the same will be entitled without objection by the Company, to join the Company as a third party to any such action and any judgment against them shall be paid by the Company.

6.8.	The Company and the Participant hereby covenant to indemnify the Trustee and/or the Company's legal counsel against any liability in relation to any claim and/or demand made against the Trustee and/or the Company's legal counsel by any person whatsoever, including the tax authorities, in relation to their acts or omissions in connection with the Appendix.

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6.9.	The provisions of this Section and the other provisions of this Agreement and the Appendix which grant any right, power, immunity or any authority to the Trustee and/or to the Company's legal counsel, shall operate in favor of the Trustee and the Company's legal counsel and they shall be entitled to act pursuant to and enforce such provisions, and the Company and the Participant shall be liable to the Trustee and the Company's legal counsel as if they were parties to this Agreement.

7.	Data Privacy

7.1.	The Company will collect, process, use and deliver personal data of Participant for the purpose of executing and managing the Plan and the exercise of your rights thereunder, as well as for any other aspect required in connection with your employment or engagement with the Company.

7.2.	By accepting the Awards and participating in the Plan, Participant hereby expressly: (i) authorizes the Company, any Related Company, the Trustee and any agent of the Company administering the Plan or providing Plan recordkeeping services, to disclose to the Company, to any Related Company, to the Trustee or to any such agent such information and data as shall be requested in order to facilitate the grant of Awards and/or Shares and the administration of the Plan; (ii) waives any data privacy rights he may have with respect to such information; and (iii) authorizes the Company, any Related Company, the Trustee and any such agent to store and transmit such information in electronic form; and (iv) approves and consents, in any case, for the transfer of information, its storage and usage outside of Israel and this for the purposes listed above.

7.3.	Please note that providing such data is not required under law and it is subjected to Participant’s sole consideration. You are free to decide whether you want to grant or deny your consent. If you decide to deny your consent then no further action is required. Please understand, in this case the Company would not be able to comply with the legal requirements associated with the participation in the Plan, and as a consequence you will not be able to participate in the Plan.

8.	Miscellaneous

8.1.	Further Assurances. The Parties hereby undertake to execute all necessary documentation and take all further action as may be required in order to fulfill the purposes of this Agreement.

8.2.	Preamble; Headings. The preamble to this Agreement is the basis and constitutes an integral part thereof. All article and section headings herein are inserted for convenience only and shall not modify or affect the construction or interpretation of any provision of this Agreement.

8.3.	Entire Agreement. Subject to the provisions of Section 1 above, this Agreement, including all schedules and exhibits attached thereto, constitutes the entire agreement between the Parties with respect to the subject matter hereof and thereof, and supersedes all prior understandings, agreements and discussions between them, oral or written.

8.4.	Amendment; Waiver. Subject to the provisions of the Appendix, no provision of this Agreement may be amended or modified unless agreed to in writing and signed by both Parties. Notwithstanding, Participant acknowledges, agrees and confirms that the Appendix and the Plan may be amended from time to time as provided for therein and Participant hereby agrees and covenants (a) not to raise any objection to any such amendment; and (b) to execute and deliver any document necessary or desirable in order to give full force and effect to the amendment of the Appendix and/or the Plan. Participant understands and agrees that any amendment to the Appendix and/or the Plan or any document connected to the Appendix and/or the Plan, shall bind Participant as if [she/he] were a party thereto.

The observance of any term hereof may be waived (either prospectively or retroactively and either generally or in a particular instance) only with the written consent of the Party against such waiver is sought.

8.5.	Successors and Assigns; Assignment. Subject to the provisions hereof, this Agreement shall be binding upon and shall inure to the benefit of the successors, assigns, heirs, executors and administrators of the Parties. Neither this Agreement or any of Participant's rights, privileges, or obligations hereunder may be assigned or transferred by Participant without the prior consent in writing of the Company, except by will or by the laws of descent and distribution. The Company may assign and/or transfer this Agreement and any of its rights, privileges or obligations hereunder Agreement, at its discretion, to an affiliate and/or a successor in interest, which shall be bound by the provisions hereof.

8.6.	Substitution of the Trustee. The Parties acknowledge and agree that the Company is entitled to replace the Trustee and/or to nominate another person to serve as a trustee in lieu of the existing trustee, at its discretion.

8.7.	Governing Law; Dispute Resolution. This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Israel, without giving effect to the rules with respect to conflicts-of-law.

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Any dispute arising out of, or relating to this Agreement, its interpretation or performance hereunder shall be resolved exclusively by the Committee and/or the Board, or any committee designated by the Committee and/or the Board pursuant to the Appendix, in its sole discretion and judgment and that any such determination and any interpretation by the Committee and/or the Board or any such committee of the terms of this Agreement shall be final and shall be binding and conclusive for all purposes. In making any such determination or interpretation the Committee and/or the Board or any such committee shall not be bound by the rules of procedure or evidence or substantive law and shall not be required to give any reasons therefore.

8.8.	Notices. Every notice and/or instruction required or permitted to be given pursuant to this Agreement shall be given in writing and shall be deemed to have been delivered upon the earlier of (i) the date of its delivery to the addressee by hand, (ii) three (3) days after having been sent by registered mail or (iii) one (1) day after having been sent by facsimile or e-mail (with confirmation of transmission). The Parties' addresses for the purpose of this Section shall be, if a party hasn't communicated another address by written notice 10 (ten) days in advance, as set forth below:

8.9.	Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any part of this Agreement is determined to be invalid, illegal or unenforceable, such determined shall not affect the validity, legality or enforceability of any other part of this Agreement; and the remaining parts shall be enforced as if such invalid, illegal, or unenforceable part were not contained herein.

8.10.	Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be an original.

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[Signature Page to Immune Pharmaceuticals Ltd. 102 Capital Gains Award Agreement]

IN WITNESS WHEREOF, the parties hereto have executed this 102 Capital Gains Award Agreement as of the date written hereinabove.

Immune Pharmaceuticals Inc.	[PARTICIPANT]
Name: Daniel Teper
Title: CEO

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